Form 10-K, Exhibit 13
period 1997-12-31
LHS GROUP INC
filed 1998-03-25
CIK 1032330

                                LHS GROUP INC.
                            SELECTED FINANCIAL DATA

Years Ended December 31,
(In thousands, except per share data)       1997     1996     1995     1994    1993
------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME DATA
Total revenues                           $105,411  $56,864  $26,967  $20,722  $6,712
Earnings before interest and taxes       $ 16,440  $ 5,581  $ 1,217  $ 4,182  $  287
Net earnings                             $ 11,208  $ 3,420  $   284  $ 3,043  $  195
Net earnings per share(1):
     Basic                               $   0.52  $  0.22  $  0.02  $  0.29  $ 0.03
     Diluted                             $   0.46  $  0.17  $  0.02  $  0.29  $ 0.03

CONSOLIDATED BALANCE SHEET DATA
Total assets                             $127,223  $43,819  $24,462  $14,006  $2,147
Long-term obligations                    $    731  $ 1,360  $   399  $   372  $  151
Total stockholders' equity               $ 92,549  $12,325  $ 9,933  $ 3,770  $  681

(1) See Note 2 of the Notes to Consolidated Financial Statements.

                                LHS GROUP INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES. Total revenues increased 85.4% to $105.4 million in the year ended December 31, 1997 from $56.9 million in the year ended December 31, 1996. License revenues increased 62.2% to $38.4 million in 1997 from $23.7 million in 1996, while service revenues increased 101.9% to $67.0 million from $33.2 million. The increase in total revenues was primarily due to increased market penetration of the Company's products and services and the successful releases of BSCS in Europe, Asia and the Americas. Revenues from the Company's Americas customers accounted for $44.6 million or 42.3% of 1997 revenues compared to $18.1 million or 31.9% of 1996 revenues. Revenues from the Company's European customers accounted for $48.6 million or 46.1% of revenues in 1997 compared to $32.5 million or 57.1% of 1996 revenues. Revenues from the Company's Asian customers accounted for $12.2 million or 11.6% of 1997 revenues compared to $6.3 million or 11.0% of 1996 revenues.

     License revenues decreased as a percentage of total revenues to 36.5% in 1997 from 41.7% in 1996, while service revenues increased as a percentage of total revenues to 63.5% from 58.3%. This change in the mix of revenues was primarily due to an increase in the level of customization and production support required by customers following implementation combined with increased software maintenance and end-user training provided to customers.

     Historically, sales to certain of the Company's customers have individually represented more than 10% of the Company's revenues during a fiscal year. During 1997, o.tel.o communications GmbH, an LHS customer in Europe, accounted for 12% of total revenues while Aerial Communications, an LHS customer in the Americas, and Swiss Telecom, an LHS customer in Europe, accounted for 12% and 10%, respectively, of total revenues in 1996.

COST OF SERVICES. Cost of services increased as a percentage of total revenues to 44.9% in the year ended December 31, 1997 from 33.6% in the year ended December 31, 1996. Costs of services increased 147.7% to $47.3 million in 1997 from $19.1 million in 1996, primarily due to compensation expense associated with increased staffing for new projects in Europe, the Americas and Asia, an increase in the use of outside consultants and systems integrators and the up-front costs of training newly hired LHS employees on implementation of the BSCS software product. Cost of services consists primarily of salaries and benefits of those employees associated with the installation and implementation of the BSCS software product and other support activities. It also includes third-party costs associated with systems integrators and, to a lesser extent, costs related to providing software maintenance and end-user training to customers.

SALES AND MARKETING. Sales and marketing expenses decreased as a percentage of total revenues to 8.0% in the year ended December 31, 1997 from 13.5% in the year ended December 31, 1996 although sales and marketing expenses actually increased to $8.5 million in 1997 from $7.7 million in 1996. The increase in sales and marketing expenses was principally due to growth in the number of worldwide sales and marketing personnel responsible for developing business, particularly in Europe and Asia and, to a lesser extent, increased participation in trade shows and other marketing activities. Sales and marketing expenses consist primarily of the salaries, benefits and travel expenses of those employees responsible for acquiring new business and maintaining existing customer relationships, as well as marketing expenses related to trade publications, advertisements and trade shows.

                                LHS GROUP INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (continued)

RESEARCH AND DEVELOPMENT. Research and development expenses decreased as a percentage of total revenues to 18.7% in the year ended December 31, 1997 from 28.6% in the year ended December 31, 1996. This decrease in research and development costs as a percentage of revenues was primarily attributable to efficiency increases and productivity improvements in 1997 as a result of leveraging the infrastructure that was built in 1995 and 1996. These expenses increased 21.2% to $19.7 million in 1997 from $16.2 million in 1996. This increase was principally due to increases in the number of personnel associated with the development of BSCS Version 5.0 in both the Americas and Europe and the initial design and development of a new version of BSCS in the Americas in the latter half of 1997. Research and development expenses are comprised of salaries and benefits of the employees involved in product and enhancement development. All development costs are expensed by the Company as incurred.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to 12.8% of total revenues in the year ended December 31, 1997 from 14.6% in the year ended December 31, 1996. These expenses increased 63.0% to $13.5 million in 1997 from $8.3 million in 1996. This increase was principally due to increases in the number of administrative personnel and increases in office rent and other expenses incurred as a result of the general growth of the Company's business. General and administrative expenses consist primarily of salaries and benefits of management and administrative personnel, general office administration expenses such as rent and occupancy, telephone expenses and other supply costs, and fees for legal, accounting and other professional services.

INCOME TAXES. The provision for income taxes increased to 40.0% of earnings before income taxes in the year ended December 31, 1997 from 37.9% of earnings before income taxes in the year ended December 31, 1996. The higher effective tax rate in 1997 is principally the result of greater income from certain European countries with higher statutory tax rates.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES. Total revenues increased 110.9% to $56.9 million in the year ended December 31, 1996 from $27.0 million in the year ended December 31, 1995. License revenues increased 73.6% to $23.7 million in 1996 from $13.7 million in 1995, while service revenues increased 149.1% to $33.2 million from $13.3 million. The increase in total revenues was primarily due to market acceptance of the Company's products and services in the Americas, successful release of BSCS Version 4.0 in Europe in early 1996 and the establishment of the Company's Asian operations in early 1996. Revenues from the Company's Americas customers accounted for $18.1 million or 31.9% of 1996 revenues compared to $945 thousand or 3.5% of 1995 revenues. Revenues from the Company's European customers accounted for $32.5 million or 57.1% of revenues in 1996 compared to $23.8 million or 87.8% of 1995 revenues. Revenues from the Company's Asian customers accounted for $6.3 million or 11.0% of 1996 revenues compared to $2.3 million or 8.7% of 1995 revenues.

     License revenues decreased as a percentage of total revenues to 41.7% in 1996 from 50.6% in 1995, while service revenues increased as a percentage of total revenues to 58.3% from 49.4%. This change in the mix of revenues is primarily due to the increased level of customization and production support requirements of customers following implementation.

                                LHS GROUP INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COST OF SERVICES. Cost of services decreased as a percentage of total revenues to 33.6% in the year ended December 31, 1996 from 35.8% in the year ended December 31, 1995. Costs of services increased 97.9% to $19.1 million in 1996 from $9.7 million in 1995, primarily due to compensation expense associated with increased staffing for new projects in Europe, the Americas and Asia.

SALES AND MARKETING. Sales and marketing expenses increased as a percentage of total revenues to 13.5% in the year ended December 31, 1996 from 9.1% in the year ended December 31, 1995. These expenses increased 211.7% to $7.7 million in 1996 from $2.5 million in 1995. This increase was principally due to growth in the number of worldwide sales and marketing personnel responsible for developing business, particularly in the Americas.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased as a percentage of total revenues to 28.6% in the year ended December 31, 1996 from 36.0% in the year ended December 31, 1995. This decrease in research and development costs as a percentage of revenues was primarily a result of leveraging the infrastructure that was built. These expenses increased 67.1% to $16.2 million in 1996 from $9.7 million in 1995. This increase was principally due to increases in the number of personnel associated with the continued development of BSCS Version 4.0 and the initial design and development of Version 5.0. In addition, the Company's decision in late 1995 to modify its existing software kernel for use in the Americas necessitated the establishment of two separate research and development efforts in 1996.

GENERAL AND ADMINISTRATIVE. General and administrative expenses remained constant at 14.6% of total revenues in 1996 and 1995. These expenses increased 111.0% to $8.3 million in 1996 from $3.9 million in 1995. This increase was principally due to increases in the number of administrative personnel required to staff the Americas operation as well as increases in office rent and other expenses incurred as a result of the general growth of the Company's business.

INCOME TAXES. The provision for income taxes decreased to 37.9% of earnings before income taxes in the year ended December 31, 1996 from 74.3% of earnings before income taxes in the year ended December 31, 1995. The higher effective tax rate in 1995 resulted in large part from the Company's inability to recognize the benefit of net operating losses in the United States and greater income from certain European countries with higher statutory tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $12.5 million in 1997 and $3.5 million in 1995 while net cash used by operating activities aggregated $4.8 million in 1996. The net cash used by operating activities in 1996 was primarily the result of the increased use of working capital required to fund the new business opportunities in the Americas and Asia. The increase in cash provided by operations in 1997 was primarily the result of increased earnings combined with minimal working capital requirements.

     The Company invested $5.1 million and $4.2 million in furniture, fixtures and equipment during 1997 and 1996, respectively. These investments are primarily for computer equipment and improvements to new leased office space required to accommodate the growth in employees.

                                LHS GROUP INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (continued)

     In May 1997, the Company sold 4,865,000 shares of its Common Stock in an Initial Public Offering ("IPO") in which it received approximately $70.6 million, net of $7.2 million in costs of the offering. Of the $70.6 million, the Company had $49.6 million invested in investment grade debt securities at December 31, 1997, $3.7 million of which had remaining terms of slightly more than 1 year.

     In December 1995, the Company sold $20.0 million of preferred stock to General Atlantic Partners and its affiliates. Of the $20.0 million of proceeds, net of $434,000 in costs of the offering, $14.6 million was distributed to LHS stockholders as part of the reorganization that created the LHS Group Inc. holding company. Additionally, in June 1996, the Company repurchased shares of common stock from one of its stockholders for $10.0 million, of which $4.0 million was paid to the stockholder in 1997, and simultaneously sold an equal number of shares of common stock to other stockholders of the Company for $10.0 million.

     The Company has a short-term overdraft facility with a bank which provides for borrowings of up to $2.4 million and bears interest at 7.5% per annum. At December 31, 1997 no borrowings were outstanding under this facility.

     At December 31, 1997, the Company did not have any material commitments for capital expenditures. The Company believes that the net proceeds from the sale of its common stock in 1997 combined with existing cash balances, available credit facilities, and funds generated by operations, will be sufficient to meet its anticipated working capital and capital expenditure requirements for the foreseeable future.

YEAR 2000 RISKS AND UNCERTAINTIES

It is possible that the Company's currently installed software products, computer systems or other business systems, or those of the Company's suppliers or customers, will not always accept input of, store, manipulate and output dates in the years 1999, 2000 or thereafter without error or interruption. The Company has conducted reviews of its products and business systems, including its computer systems, to attempt to identify ways in which they could be affected by problems in correctly processing date information, and currently believes that its products and systems will correctly process date information in such years. There can be no assurance that the Company will identify all date-handling problems in its products and systems or those of its customers and suppliers in advance of their occurrence or that the Company will be able to successfully remedy problems that are discovered. The expense of the Company's efforts to identify and address such problems, or the expense or liability to which the Company may become subject as a result of such problems, could have a material effect on its results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

Portions of this report may contain forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the Company's ability to develop and introduce new products and services that will keep pace with technological advances and satisfy evolving customer requirements; the Company's ability to hire and train qualified personnel and further develop its infrastructure; changes in the telecommunications industry; and other risk factors listed from time to time in the Company's SEC filings and other announcements.

                                LHS GROUP INC.
                       CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31
(In thousands of U.S. Dollars,
 except share and per share data)                 1997      1996      1995
---------------------------------------------------------------------------
Revenues:
  License                                      $ 38,439   $23,701   $13,654
  Service                                        66,972    33,163    13,313
---------------------------------------------------------------------------
Total                                           105,411    56,864    26,967
Cost of services                                 47,325    19,107     9,653
---------------------------------------------------------------------------
Gross margin                                     58,086    37,757    17,314
Operating expenses:
  Sales and marketing                             8,454     7,653     2,455
  Research and development                       19,682    16,236     9,714
  General and administrative                     13,510     8,287     3,928
---------------------------------------------------------------------------
                                                 41,646    32,176    16,097
---------------------------------------------------------------------------
Earnings before interest and taxes               16,440     5,581     1,217
Interest expense (income), net                   (2,238)       77       110
---------------------------------------------------------------------------
Earnings before income taxes                     18,678     5,504     1,107
Income taxes                                      7,470     2,084       823
---------------------------------------------------------------------------
Net earnings                                   $ 11,208   $ 3,420   $   284
===========================================================================

Net earnings per share:
  Basic                                        $   0.52   $  0.22   $  0.02
===========================================================================
  Diluted                                      $   0.46   $  0.17   $  0.02
===========================================================================

Shares used in per share calculation (Note 2)
  Basic                                          21,453    15,500    14,243
===========================================================================
  Diluted                                        24,582    20,000    14,342
===========================================================================

See accompanying notes.

                                LHS GROUP INC.
                          CONSOLIDATED BALANCE SHEETS

Year ended December 31
(In thousands of U.S. Dollars,
 except share and per share data)                                              1997       1996
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                 $ 27,867     $ 4,289
  Short-term marketable securities                                            45,907           -
  Trade accounts receivable, net of allowance
    for doubtful accounts of $1,236 and $200                                  25,135      22,415
  Unbilled receivables                                                        11,910       6,073
  Prepaid expenses                                                             2,330       2,505
------------------------------------------------------------------------------------------------
Total current assets                                                         113,149      35,282
Furniture, fixtures and equipment:
  Computer equipment                                                           6,720       4,431
  Furniture and fixtures                                                       4,726       3,755
  Other                                                                        3,828       3,240
------------------------------------------------------------------------------------------------
                                                                              15,274      11,426
Allowance for depreciation and amortization                                   (6,404)     (4,304)
------------------------------------------------------------------------------------------------
                                                                               8,870       7,122
Deferred taxes                                                                 1,083       1,187
Long-term marketable securities                                                3,653           -
Other                                                                            468         228
------------------------------------------------------------------------------------------------
Total assets                                                               $ 127,223    $ 43,819
================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable to banks                                                   $       -     $ 1,914
  Accounts payable                                                             6,747       2,572
  Accrued expenses and other liabilities                                      14,192       8,747
  Deferred revenues                                                            4,553       8,931
  Amount due to former shareholder                                                 -       4,000
  Income taxes payable                                                         5,396       3,730
  Deferred income taxes                                                        3,055         240
------------------------------------------------------------------------------------------------
Total current liabilities                                                     33,943      30,134
Long-term obligations                                                            731       1,360
Stockholders' equity:
  Series A convertible preferred stock ($.01 par value), 225,000 shares
    authorized, issued and outstanding (none outstanding in 1997)                  -           2
  Common stock ($.01 par value) 40,000,000 shares authorized;
    25,265,355 and 15,550,000 shares issued and outstanding                      253         156
  Additional paid-in-capital                                                  79,697       6,374
  Retained earnings                                                           17,509       6,301
  Accumulated translation adjustments                                         (4,910)       (508)
------------------------------------------------------------------------------------------------
Total stockholders' equity                                                    92,549      12,325
------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                  $127,223     $43,819
================================================================================================

See accompanying notes.

                                LHS GROUP INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             Series A
                                            Convertible
(In thousands of                           Preferred Stock       Common Stock      Additional
 U.S. Dollars, except           Share    ---------------------------------------   Paid-in   Retained  Translation Treasury Total
 share data)                   Capital     Shares    Amount   Shares      Amount   Capital   Earnings   Adjustment  Stock   Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994      $   983           -    $ -             -    $  -           -  $ 2,597    $   190   $  -     $ 3,770
  Issuance of share
    capital                        300           -      -             -       -           -        -          -      -         300
  Issuance of preferred
    stock                            -     225,000      2             -       -      19,564        -          -      -      19,566
  Reclassification of
    share capital
    to common stock               (155)          -      -    15,500,000     155           -        -          -      -           -
  Distribution of share
    capital                     (1,128)          -      -             -       -     (13,454)       -          -      -     (14,582)
  Translation adjustment             -           -      -             -       -           -        -        595      -         595
  Net earnings                       -           -      -             -       -           -      284          -      -         284
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995            -     225,000      2    15,500,000     155       6,110    2,881        785      -       9,933
  Repurchase of shares
    of common stock                  -           -      -    (1,861,560)      -      (9,981)       -          -    (19)    (10,000)
  Issuance of common
    stock                            -           -      -     1,861,560       -       9,981        -          -     19      10,000
  Exercise of stock
    options                          -           -      -        50,000       1         264        -          -      -         265
  Translation adjustment             -           -      -             -       -           -        -     (1,293)     -      (1,293)
  Net earnings                       -           -      -             -       -           -    3,420          -      -       3,420
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996            -     225,000      2    15,550,000     156       6,374    6,301       (508)     -      12,325
  Issuance of common
    stock, net of
    costs of issuance                -           -      -     4,865,000      49      70,581        -          -      -      70,630
  Conversion of
    preferred stock
    into common                      -    (225,000)    (2)    4,500,000      45         (43)       -          -      -           -
  Exercise of stock
    options                          -           -      -       350,355       3       1,854        -          -      -       1,857
  Tax benefit relating
    to stock options                 -           -      -             -       -         931        -          -      -         931
  Translation adjustment             -           -      -             -       -           -        -     (4,402)     -      (4,402)
  Net earnings                       -           -      -             -       -           -   11,208          -      -      11,208
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997      $     -           -    $ -   $25,265,355    $253    $ 79,697  $17,509    $(4,910)  $  -    $ 92,549
==================================================================================================================================

See accompanying notes.

                                LHS GROUP INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
(In thousands of U.S. Dollars)                           1997       1996       1995
-------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                           $ 11,208   $  3,420   $    284
Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                         2,072      1,474      1,226
    Provision for deferred income taxes                   3,754       (492)      (932)
    Changes in operating assets and liabilities:
      Trade accounts receivable                          (5,881)   (15,269)    (2,418)
      Unbilled receivables                               (6,315)    (6,335)       773
      Amounts due from stockholders                                    297       (154)
      Prepaid expenses                                     (245)    (2,141)      (125)
      Accounts payable                                    4,405         37      1,118
      Accrued expenses and other liabilities              5,860      6,196        392
      Deferred revenues                                  (4,068)     5,358      2,873
      Income taxes payable                                1,666      2,632        493
-------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities      12,456     (4,823)     3,530

INVESTING ACTIVITIES
Additions of furniture, fixtures and equipment           (5,064)    (4,221)    (1,768)
Purchase of investments                                 (49,560)
Other                                                      (240)       264       (360)
-------------------------------------------------------------------------------------
Net cash used in investing activities                   (54,864)    (3,957)    (2,128)

FINANCING ACTIVITIES
Proceeds from issuance of share capital                                           300
Proceeds from issuance of preferred stock                                      19,566
Proceeds from issuance of common stock                   72,487     10,265
Purchase of treasury stock                                          (6,000)
Dividends and distribution of share capital                                   (14,582)
Proceeds from bank borrowings                                          450      1,912
Repayment of bank borrowings                             (1,661)    (1,833)      (836)
Repayment to former shareholder                          (4,000)
Other                                                      (629)        64
-------------------------------------------------------------------------------------
Net cash provided by financing activities                66,197      2,946      6,360
Effect of exchange rate differences on cash                (211)       (77)        64
-------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents         23,578     (5,911)     7,826
Cash and cash equivalents at beginning of period          4,289     10,200      2,374
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of period             $ 27,867   $  4,289   $ 10,200
=====================================================================================

ADDITIONAL CASH FLOW INFORMATION
Cash paid for interest                                 $    148   $    167   $    204
=====================================================================================
Cash paid for income taxes                             $  1,386   $    260   $    465
=====================================================================================

See accompanying notes.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (All U.S. Dollar amounts in the notes to the consolidated financial statements are expressed in thousands)

                      1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the accounts of LHS Group Inc. and its wholly-owned subsidiaries ("LHS Group" or the "Company"). Prior to December 1995, the companies comprising the LHS Group operated under the common control of individual stockholders. The accompanying financial statements have been presented on a consolidated basis as if the reorganization described in Note 2 occurred January 1, 1995. Significant intercompany accounts and transactions have been eliminated in preparing the accompanying financial statements.

BUSINESS ACTIVITY AND BASIS OF REVENUE RECOGNITION The Company provides scaleable client/server-based billing and customer care solutions to carriers in the global telecommunications industry. Solutions based on the Company's software products enable carriers to offer flexible, customer-tailored, cost-effective billing and customer care services in the wireless and wireline telecommunications markets. LHS configures its proprietary software tools to give each carrier a flexible and cost-effective billing solution tailored to specific network technology and marketing needs.

     The Company derives revenues from license fees and fees for its services. License revenues consist of license fees for the Company's client/server-based software and service revenues consist of fees for implementation, customization and production support services. License revenues for one-time licenses without customization are recognized upon delivery of the software to the customer unless the Company has significant related obligations remaining or the collectibility of the receivable is doubtful. When significant obligations remain after the software product has been delivered or the collectibility of the receivable is considered doubtful, revenue is not recognized until such obligations have been completed or are no longer significant and the collectibility of the receivable is no longer doubtful. Both service and license revenues on long-term projects for the implementation and customization of the software are recognized over the term of the contract on the percentage of completion method of accounting, based on hours worked on a project compared to hours expected to be worked. Invoices on contracts where implementation and customization services are included are sent to customers upon the achievement of certain milestones included in the contract with the customer. Additional license revenues are realized and recognized only when the Company is notified that the number of customer subscribers supported by the BSCS software exceeds the number of subscribers for which the customer is currently licensed. The Company invoices the customer and recognizes the revenue at the time of notification by the customer. If the maximum number of customer subscribers covered by the license is never reached, no additional revenue is recognized, realized or invoiced to the customer. The typical BSCS license is perpetual and is non-refundable by the Company. Service revenues also includes, to a lesser extent, maintenance fees which are recognized ratably over the term of the maintenance contract and fees for training which are recognized as the training is performed.

CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

MARKETABLE DEBT SECURITIES Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

     The amortized cost of debt securities classified as held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

FURNITURE, FIXTURES AND EQUIPMENT Furniture, fixtures and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives of the assets or the term of the lease on a straight-line basis. Depreciation and amortization expense for the years ended December 31, 1997, 1996 and 1995 was $2,072, $1,474 and $1,226, respectively.

SOFTWARE DEVELOPMENT COSTS Software development costs incurred to develop new versions of the software or to enhance the core software are expensed as incurred.

TRANSLATION OF FOREIGN CURRENCIES All assets and liabilities are translated into U.S. Dollars using the exchange rate in effect at the balance sheet date. All revenue, costs and expenses are translated using an average exchange rate. The gains and losses of foreign subsidiaries resulting from the change in exchange rates from year to year have been reported separately as a component of stockholders' equity. The effect on the statements of income of transaction gains and losses is insignificant for all years presented.

INCOME TAXES The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to concentrated credit risks consists primarily of cash and trade receivables. The Company maintains cash and cash equivalents with various financial institutions. The Company policy is designed to limit exposure to any one institution. A significant percentage of the Company's receivables are concentrated in a relatively few number of customers. (Refer to Note 8.)

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The carrying value of bank debt approximates fair value based on quoted market prices for the same or similar issues as well as the current rates offered to the Company. (See
Note 3 for fair value disclosures regarding marketable debt securities.)

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year balances were reclassified to conform to the current year presentation.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               2. CAPITALIZATION

INITIAL PUBLIC OFFERING In May 1997, the Company sold 4,865,000 shares of its Common Stock in an Initial Public Offering ("IPO") in which it received approximately $70,600 in net proceeds. At the completion of the offering, 225,000 shares of the Company's Series A Convertible Preferred Stock were converted into 4,500,000 shares of Common Stock.

CORPORATE REORGANIZATION Effective December 22, 1995, the stockholders of the companies comprising the LHS Group exchanged their shareholdings for cash of $14,580 and 15,500,000 shares of the common stock of LHS Group Inc. (a newly formed company). LHS Group Inc. also issued 225,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") with a par value of $.01 per share to a previously unrelated third party for $20,000. The proceeds of the preferred stock offering, net of approximately $434 in issuance costs, were used to finance the acquisition of the shareholdings.

     On October 16, 1996, the Company effected a 20-for-1 common stock split. The share and per share amounts in the financial statements have been retroactively adjusted for the stock split.

PREFERRED STOCK The board of directors of the Company is authorized to issue up to 225,000 shares of preferred stock, par value $.01 per share, in one or more series and to fix the powers, voting rights, designations and preferences of each series. During 1995, the board of directors authorized for issuance 225,000 shares of Preferred Stock ranking senior to common stock. The Preferred Stock ranks senior to common stock and is entitled to dividends, if declared by the board of directors, in an amount equal to the pro rata share that would have been received had the Preferred Stock been converted to common stock. Upon liquidation, holders of Preferred Stock, on an equal basis, are entitled to receive the preference value of $88.89, plus accumulated and unpaid dividends, if any, before any distribution or payment is made to the holders of common stock. No dividends have been declared or paid on Preferred Stock.

     The holders of Preferred Stock have the right to vote at special or annual meetings of stockholders on all matters entitled to be voted on by holders of common stock voting together as a single class with other shares entitled to vote thereon. With respect to such vote, each share of Preferred Stock shall entitle the holder to cast that number of votes per share as would be cast had the Preferred Stock been converted to Common Stock at the Conversion Ratio.

     At the time of the IPO, the holders of Preferred Stock converted each share of Preferred Stock into 20 shares of common stock.

PER SHARE DATA Earnings per share was computed by dividing net earnings by the weighted average number of shares of Common Stock outstanding. In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS 128 requirements. Retroactive effect has been given to share and per share amounts for the stock split as noted above.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

     In addition, in February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"), which revised the guidance for earnings per share calculations in an IPO. As a result of SAB 98, the company restated its 1997, 1996 and 1995 earnings per share calculation by excluding the effect of cheap stock, which was included in the calculation of weighted shares outstanding for the period prior to the public offering.

     Diluted EPS for the year ended December 31, 1997 includes the effect of options to purchase 1,432,202 shares of common stock and 32,813 shares of restricted common stock. Diluted EPS also includes the weighted average effect of the conversion of Preferred Stock into Common Stock prior to the IPO. The effect was to increase diluted weighted average shares outstanding by 1,664,384 in 1997, 4,500,000 in 1996, and 98,630 in 1995. Options to purchase 912,000 shares of common stock at prices ranging from $40 to $60 per share were outstanding during 1997 and options to purchase 2,904,500 shares were outstanding during 1996 at prices ranging from $5.30 to $16.75 per share, but were not included in the computations of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

                         3. MARKETABLE DEBT SECURITIES

The following is a summary of investments in marketable debt securities that the Company has classified as held-to-maturity securities at December 31, 1997:

                                              Gross        Gross
                                Amortized   Unrealized  Unrealized  Estimated
                                   Cost       Gains       Losses    Fair Value
------------------------------------------------------------------------------
U.S Treasury securities
  and obligations of U.S.
  Government agencies            $ 6,720       $ 7         $  -      $ 6,727
U.S. Corporate securities         42,840        79          (28)      42,891
------------------------------------------------------------------------------
                                 $49,560       $86         $(28)     $49,618
==============================================================================

     The amortized cost and estimated fair value of debt securities held-to-maturity at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                          Amortized     Estimated
                                             Cost       Fair Value
------------------------------------------------------------------
Due in one year or less                    $45,907       $45,965
Due after one year through five years        3,653         3,653
------------------------------------------------------------------
                                           $49,560       $49,618
==================================================================

                                    4. DEBT

At December 31, 1997, the Company had a short-term overdraft facility with a bank under which it could borrow up to $2,420. At December 31, 1997 no borrowings were outstanding under these facilities.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Leases

LHS Group leases certain of its office buildings from a company which is partially owned by one of the LHS executives and shareholders under an operating lease agreement which expires in 2006. The lease agreement requires monthly rental payments of $32 adjusted annually for inflation.

     Rental expense under all operating leases totaled $3,903, $1,982 and $1,583 for the years ended December 31, 1997, 1996 and 1995, respectively. Telecommunications equipment in the amount of $581 was acquired under capital lease arrangements. Future minimum lease payments are as follows:

                                                Capital   Operating
                                                 Leases    Leases    Total
---------------------------------------------------------------------------
1998                                            $  142     $ 4,232  $ 4,374
1999                                               142       4,016    4,158
2000                                               142       3,914    4,056
2001                                               125       3,212    3,337
2002                                                 -       1,437    1,437
Thereafter                                           -       1,430    1,430
---------------------------------------------------------------------------
Total future minimum lease payments                551     $18,241  $18,792
                                                           ================
Less amounts representing interest                 (88)
                                                ------
Present value of net minimum lease payments     $  463
                                                ======

                                6. INCOME TAXES

The Company and each of its consolidated subsidiaries file separate tax returns. For financial reporting, the Company and consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

     The provision for income taxes consists of the following:

                                                   Year ended December 31
                                                 1997       1996      1995
---------------------------------------------------------------------------
Currently payable income taxes:
     U.S. federal                                $  931   $1,143   $   -
     Foreign                                      3,620    1,433    1,755
Deferred income taxes:
     U.S. federal                                  (390)    (230)    (139)
     Foreign                                      3,309     (262)    (793)
---------------------------------------------------------------------------
                                                 $7,470   $2,084     $823
===========================================================================

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)



     The tax benefits associated with employee stock options reduce taxes currently payable as shown above by $931 in 1997. Such benefits are credited to additional paid-in capital when realized.

     The net deferred income tax asset (liability) consists of the following:

                                             December 31
                                            1997      1996
-----------------------------------------------------------
Deferred tax assets:
     Deferred revenue                     $   524   $ 1,449
     Research & development tax credit        381
     Net operating loss carryforward          165     1,058
     Accrued vacation and bonuses           1,303        43
     Other                                    357       202
     Valuation allowance                        -         -
-----------------------------------------------------------
                                            2,730     2,752
Deferred tax liabilities:
     Unbilled receivables                  (1,598)   (1,083)
     Warranty expenses                       (205)     (661)
     Depreciation expense                     (54)      (61)
     Tax on foreign differences            (2,845)        -
------------------------------------------------------------
                                           (4,702)   (1,805)
-----------------------------------------------------------
                                          $(1,972)  $   947
===========================================================

     The reconciliation of income tax expense computed using the statutory tax rates in the United States to the income tax expense recognized in the financial statements is as follows:

                                                       Year ended December 31
                                                        1997    1996    1995
----------------------------------------------------------------------------
Tax at statutory rates                                 $6,351  $1,871  $ 399
Differences resulting from higher
     tax rates in foreign countries                     1,119     213    285
Tax benefit of net operating loss
     not recognized                                         -       -    139
----------------------------------------------------------------------------
                                                       $7,470  $2,084  $ 823
============================================================================

     The Company has foreign net operating loss carryforwards for tax purposes of approximately $400. Such net operating losses can be carried forward indefinitely.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         7. RELATED PARTY TRANSACTIONS

The Company leases office space and housing space for certain of its employees from partnerships consisting in part of one of the Company's directors. During the years ended December 31, 1997, 1996 and 1995, the Company made lease payments totaling $387, $437 and $437, respectively, to the partnerships.

     The Company periodically charters the use of an aircraft owned by a director of the Company. During the year ended December 31, 1997, the Company paid approximately $114 for use of the aircraft.

                              8. MAJOR CUSTOMERS

In 1997, one customer accounted for 12% of revenues; in 1996, two customers accounted for 12% and 10% of revenues; and in 1995, three customers accounted for 14%, 10% and 10% of revenues.

                              9. RETIREMENT PLANS

The Company maintains the LHS Communications Systems, Inc. 401(k) Plan. Employees age 21 or older are eligible to participate in the quarter following their date of hire and to elect to defer a percentage of his/her salary. The Company has the discretion to make contributions to the 401(k) plans. During 1997, the Company made matching contributions to the Plan of $248.

                             10. STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company has a nonqualified Stock Incentive Plan (the "Plan") under which stock options, restricted stock and other stock-based awards may be granted to certain officers, directors, key employees and non-employee directors. Awards may be granted under the Plan for up to 4,000,000 shares of common stock. All options are exercisable over a five-year period with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratable over 48 months. The terms of the options are 10 years from the date of the grant at which time all unexercised options expire and are again available for future grant.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

     Pro forma information regarding net earnings and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for options granted in 1996 was estimated at the date of grant using a minimum value option pricing model with the following assumptions: risk-free interest rates of 6.3%; no anticipated dividends; and a weighted-average expected life of the option of seven years. In 1997, the fair value for options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility .904; average risk-free interest rate of 6.2%; no anticipated dividends; and a weighted-average expected life of the option of five years.

     Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average grant date fair value of options granted during 1996 using the minimum value option pricing model was $1.79. The weighted average grant date fair value of options granted during 1997 using the Black-Scholes option pricing model was $30.76.

     For purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period as follows:

                                1997    1996
---------------------------------------------
Pro forma net earnings         $8,966  $3,078
=============================================
Basic earnings per share       $ 0.42  $ 0.20
=============================================
Diluted earnings per share     $ 0.36  $ 0.15
=============================================

     There is no effect on the year ended December 31, 1995 as all options were issued during 1996 and 1997.

     Prior to 1996, no stock options were issued by the Company. A summary of the Company's stock option activity, and related information for the years ended December 31, 1996 and 1997 follows:

                                             Number of         Weighted Average
                                           Shares Issued       Price Per Share
--------------------------------------------------------------------------------
Outstanding as of January 1, 1996                    -                  -
  Granted                                    2,954,500           $   5.39
  Exercised                                    (50,000)              5.30
--------------------------------------------------------------------------------
Outstanding as of December 31, 1996          2,904,500               5.39
  Granted                                    1,086,500              42.38
  Exercised                                   (350,355)              5.30
  Cancelled                                   (318,313)              6.26
--------------------------------------------------------------------------------
Outstanding as of December 31, 1997          3,322,332              17.41
================================================================================
Exercisable as of December 31, 1996             13,352            $  5.30
================================================================================
Exercisable as of December 31, 1997            449,666            $  5.43
================================================================================

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Information regarding stock options outstanding as of December 31, 1997 is as follows:

                            Options Outstanding                     Options Exercisable
----------------------------------------------------------------------------------------------
                    Number of        Weighted Average         Number of       Weighted Average
Exercise Price       Options     Contractual Life (Years)      Options         Exercise Price
----------------------------------------------------------------------------------------------
$ 5.00-$10.00       2,233,832              8.72                444,666            $ 5.30
$15.00-$20.00         129,000              9.18                  5,000             16.75
$25.00-$30.00          47,500              9.55                      -                 -
$40.00-$45.00         304,000              9.91                      -                 -
$45.01-$50.00         587,000              9.65                      -                 -
$50.01-$60.38          21,000              9.55                      -                 -
----------------------------------------------------------------------------------------------
                    3,322,332              9.03                449,666            $ 5.43
==============================================================================================

                          11. GEOGRAPHIC INFORMATION

Information about the Company's operations by geographic area is as follows:

                                                         1997             1996               1995
----------------------------------------------------------------------------------------------------
Revenues:
  Americas                                           $   44,569        $   18,115           $    945
  Europe                                                 48,612            32,495             23,722
  Asia Pacific                                           12,230             6,254              2,300
----------------------------------------------------------------------------------------------------
Total in financial statements                        $  105,411        $   56,864           $ 26,967
====================================================================================================
Earnings (loss) before interest
 and taxes:
  Americas                                            $   7,843        $      914           $   (454)
  Europe                                                  4,161               957                420
  Asia Pacific                                            4,436             3,710              1,251
----------------------------------------------------------------------------------------------------
Total in financial statements                         $  16,440        $    5,581           $  1,217
====================================================================================================
Identifiable assets:
  Americas                                            $  25,344        $   14,656           $  6,264
  Europe                                                 27,737            26,541             18,033
  Asia Pacific                                            5,095             2,410
  Corporate Headquarters                                 69,047               212                165
----------------------------------------------------------------------------------------------------
Total in financial statements                        $  127,223        $   43,819           $ 24,462
====================================================================================================

The European operations of the Company incurred substantial development costs in connection with the establishment of the Americas and Far East operations in 1995 and 1996.

                                LHS GROUP INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

                       12. NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements retroactively in 1998. Management has not completed its review of SFAS 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

     In October 1997, the AICPA issued Statement of Position No. 97-2, "Software Revenue Recognition," which changes the requirements for revenue recognition effective for transactions that the Company will enter into beginning January 1, 1998. The implementation of these new requirements is not expected to have a significant effect on the financial statements of the Company.

                      13. UNAUDITED QUARTERLY INFORMATION

                                                                  Quarter Ended
-------------------------------------------------------------------------------------------------------
                                      March 31, 1997    June 30, 1997   Sept. 30, 1997    Dec. 31, 1997
-------------------------------------------------------------------------------------------------------
Revenues                                   $20,886          $23,312          $28,886          $32,328
Gross margin                                11,342           13,294           15,907           17,544
Net earnings                                 1,152            2,041            3,734            4,281
Net earnings per share (diluted)           $   .06          $   .09          $   .14          $   .16

-------------------------------------------------------------------------------------------------------
                                      March 31, 1996    June 30, 1996   Sept. 30, 1996    Dec. 31, 1996
-------------------------------------------------------------------------------------------------------
Revenues                                   $ 6,756          $10,953          $18,954          $20,201
Gross margin                                 4,779            7,181           12,262           13,535
Net earnings (loss)                           (799)            (195)           2,403            2,011
Net earnings (loss)
     per share (diluted)                   $  (.04)         $  (.01)         $   .12          $   .10

                                LHS GROUP INC.
                        REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
LHS Group Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of LHS Group Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LHS Group Inc. and Subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Atlanta, Georgia
February 6, 1998

COMMON STOCK The Company's stock began trading on the NASDAQ National Market System on May 16, 1997, and on the Frankfurt Neuer Markt Exchange on May 21, 1997. The following table sets forth, for the fiscal quarters indicated, the high and the low sale prices of the Company's common stock as reported by NASDAQ since the Company's Initial Public Offering. There were X,XXX holders of record of the Company's common stock on Month XX, 1998.

1997                       High            Low
------------------------------------------------
First Quarter                 NA              NA
Second Quarter            $44.50          $16.00
Third Quarter             $61.50          $43.13
Fourth Quarter            $65.75          $38.75
------------------------------------------------