Form 10-K, Exhibit 13
period 1998-12-31
LHS GROUP INC
filed 1999-03-31
CIK 1032330

                                                                    EXHIBIT 13.1

             PORTIONS OF LHS'S 1998 ANNUAL REPORT TO STOCKHOLDERS
             ----------------------------------------------------

                      CORPORATE INFORMATION COMMON STOCK

COMMON STOCK LHS' common stock began trading on the Nasdaq National Market on May 16, 1997 under the symbol "LHSG." The common stock began trading on the Frankfurt Neuer Markt Exchange on May 21, 1997 under the symbol "LHI." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of LHS' common stock as reported by Nasdaq since the company's IPO. As of March 15, 1999, LHS had 52,951,879 shares outstanding. There were 37 holders of record of the Company's common stock on March 15, 1999.

1998                     HIGH            LOW
----                     ----            ---
First Quarter           $50.38         $25.50
Second Quarter           73.75          44.50
Third Quarter            76.50          43.94
Fourth Quarter           57.38          36.75

1997
----
First Quarter              NA             NA
Second Quarter          $22.25         $ 9.38
Third Quarter            30.75          21.56
Fourth Quarter           37.88          19.38

The Company has not declared or paid any cash dividends on its common stock since 1994. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

On June 11, 1998, the Company issued 117,885 shares of common stock that are unregistered. In consideration of the issuance of such shares, the Company received all stock in InfoCellular, Inc. The unregistered LHS shares were issued in accordance with Rule 506 of the Securities Act.

                           SELECTED FINANCIAL DATA

Years Ended December 31

(In thousands, except per share data)        1998        1997       1996       1995       1994
                                           --------    --------   --------   --------   ---------
CONSOLIDATED STATEMENT OF INCOME DATA

Total revenues                             $163,182    $105,411    $56,864    $26,967    $20,722

Earnings before interest and taxes         $ 29,823    $ 16,440    $ 5,581    $ 1,217    $ 4,182

Net earnings per share:(2)

    Basic                                  $   0.33    $   0.26    $  0.11    $  0.01    $  0.14

    Diluted                                $   0.32    $   0.23    $  0.09    $  0.01    $  0.14


CONSOLIDATED BALANCE SHEET DATA

Total assets                               $188,545    $127,223    $43,819    $24,462    $14,006

Long-term obligations                      $    239    $    731    $ 1,360    $   399    $   372

Total stockholders' equity                 $145,858    $ 92,549    $12,325    $ 9,933    $ 3,770


(1) See Note 2 of the Notes to Consolidated Financial Statements
(2) The 1998 amount includes a one-time charge relating to the write off of in-process research and development of $8.2 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

In June 1998, the Company acquired the stock of Infocellular, Inc. ("InfoCellular") for $8,484, paid by the issuance of 117,885 shares of Common Stock and $1,327 in cash. InfoCellular, which operates as a wholly-owned subsidiary of the Company, is engaged in the business of providing point of sale and customer acquisition software and related services to telecommunication service providers.

This acquisition was accounted for under the purchase method of accounting and in accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations." The Company allocated the cost of the acquisition to the assets acquired and the liabilities assumed based on their estimated fair values using valuation methods that were appropriate at the time. The acquired intangible assets included in-process technology projects, among other assets, which were related to research and development that had not reached technological feasibility and for which there was no alternative future use. The Company recorded a one time charge relating to the write-off of in-process research and development of $8.2 million for the year ended December 31, 1998, in accordance with applicable accounting pronouncements.



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Revenues. Total revenues increased 54.8% to $163.2 million in the year ended December 31, 1998 from $105.4 million in the year ended December 31, 1997. License revenues increased 73.7% to $66.8 million in 1998 from $38.4 million, while service revenues increased 43.9% to $96.4 million from $67.0 million for the same period. Total revenues increased primarily due to the addition of new customers and increased implementation and support revenue from existing customers.

  License revenues increased as a percentage of total revenues to 40.9% in 1998 from 36.5% in 1997, while service revenues decreased as a percentage of total revenues to 59.1% from 63.5% for the same period. This change in the mix of revenues was primarily due to increased license sales from our distribution partners during 1998.

  No individual customer accounted for more than 10% of total revenues in 1998.

  Cost of Services. Cost of services decreased as a percentage of total revenues to 36.7% in the year ended December 31, 1998 from 44.9% in the year ended December 31, 1997. Costs of services increased 26.7% to $60.0 million in 1998 from $47.3 million in 1997, primarily due to compensation expense associated with increased staffing for new projects in Europe, the Americas and Asia and the initial costs of training newly hired employees on the implementation of the BSCS software. This increase was partially offset by an increase in the productivity and efficiency of the implementation and services functions. Cost of services consists primarily of salaries and benefits of those employees associated with the installation of the BSCS software and other product support activities. It also includes third-party costs associated with systems integrators and costs related to providing software maintenance and end-user training to customers.

  Sales and Marketing. Sales and marketing expenses decreased as a percentage of total revenues to 7.2% in the year ended December 31, 1998 from 8.0% in the year ended December 31, 1997 although sales and marketing expenses actually increased to $11.7 million in 1998 from $8.5 million in 1997. The increase in sales and marketing expenses was principally due to the growth in the number of worldwide sales and marketing personnel responsible for developing business, particularly in Europe and Asia and increased participation in trade shows and other worldwide marketing activities. Sales and marketing expenses consist primarily of the salaries, benefits and travel expenses of those employees responsible for acquiring new business and maintaining existing customer relationships, as well as marketing expenses related to trade publications, advertisements and trade shows.

  Research and Development. Research and development expenses increased as a percentage of total revenues to 22.4% in the year ended December 31, 1998 from 18.7% in the year ended December 31, 1997. This increase in research and development costs as a percentage of revenues was principally due to increases in the number of personnel associated with the development of new releases of BSCS in both the Americas and Europe. Research and development expenses are comprised of salaries and benefits of the employees involved in product and enhancement development. All development costs are expensed by the Company as incurred.

  General and Administrative. General and administrative expenses decreased to 10.4% of total revenues in the year ended December 31, 1998 from 12.8% in the year ended December 31, 1997. These expenses increased 25.7% to $17.0 million in 1998 from $13.5 million in 1997. This increase was principally due to increases in the number of administrative personnel and increases in office rent and other expenses incurred as a result of the general growth of the Company's business. General and administrative expenses consist primarily of salaries and benefits of management and administrative personnel, general office administration expenses such as rent and occupancy, telephone expenses and other supply costs, and fees for legal, accounting and other professional services.

  Income Taxes. The provision for income taxes was 49.5% and 40.0% of earnings before income taxes for the years ended December 31, 1998 and 1997, respectively. The effective tax rate was higher than the statutory tax rate of 34% primarily because of the non-deductible write-off of in-process research and development in 1998 and higher tax rates in foreign countries in 1998 and 1997.

  In-Process Research and Development. During 1998, the Company completed the acquisition of InfoCellular and, in conjunction with this acquisition, the Company allocated a portion of the purchase price to in-process research and development. Since the date of acquisition, the Company has used the acquired in-process technology to develop new product offerings and enhancements, which will become part of the Company's suite of products when completed. The Company currently expects to complete the development of the remaining research and development projects referred to as Brookfield and Cohasset. Upon completion, the Company intends to offer these products to its customers.

     The nature of the efforts required to develop and integrate the acquired in-process technology into commercially viable products or features and functions within the LHS suite of existing products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can be produced to meet design requirements, including functions, features and technical performance requirements. The Company currently expects that products utilizing the acquired in-process technology will be successfully developed, but there can be no assurance that commercial viability of any of these products will be achieved. Furthermore, future developments in the software industry, changes in technology, changes in other products and offerings or other developments may cause the Company to alter or abandon product plans.

     Failure to complete the development of these projects in their entirety, or in a timely manner, could have a material, adverse impact on the Company's financial condition and results of operations. No assurance can be given that actual revenues and operating profit attributable to acquired in-process research and development will not deviate from the projections used to value such technology. Ongoing operations and financial results for the acquired technology, and the Company as a whole, are subject to a variety of factors which may not have been known or estimable at the date of such transaction, and the estimates discussed below should not be considered the Company's current projections for operating results for the acquired assets or licensed technology or the Company as a whole.

     The fair value of the in-process technology was based on analyses of the markets, projected cash flows and risks associated with achieving such projected cash flows. In developing these cash flow projections, revenues were estimated based on relevant factors, including aggregate revenue growth rates for the business as a whole, individual service offering revenues, characteristics of the potential market for the service offerings and the anticipated life of the underlying technology. Operating expenses and resulting profit margins were estimated based on the characteristics and cash flow generating potential of the acquired in-process research and development. The Company assumed material net cash inflows would commence in 1999. Appropriate adjustments were made to operating income to derive net cash flow, and the estimated net cash flows of the in-process technologies were then discounted to present value using a rate of return that the Company believes reflects the specific risk/return characteristics of the research and development projects. The selection of discount rates for application was based on the consideration of: (i) the weighted average cost of capital, which measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in its target capital structure;
(ii) the corresponding weighted average return on assets which measures the after-tax return required on the assets employed in the business weighted by each asset group's percentage of the total asset portfolio; and (iii) venture capital required rates of return which typically relate to equity financing for relatively high-risk business projects. The risk adjusted discount rate utilized in the valuation analysis of the acquired in-process technology was 20%.

     Revenues attributable to the acquired in-process technology were assumed to increase between the first three years of the six-year projection period at annual rates of 46% to 569% before decreasing over the remaining years at rates of 3% to 40% as other products are released into the marketplace. Projected annual revenue attributable to the product ranged from $1.6 million to $15.7 million over the term of the projection. This projection was based on the aggregate revenue growth rate for the business as a whole, individual product revenues, anticipated growth rates for the billing software market, anticipated product development and product introduction cycles, and the estimated life of the underlying technology. Projected revenues from the in-process research and development were assumed to peak during 2000, and decline from 2001 to 2003 as other new products are expected to enter the market.

     Gross profit was assumed to increase in the first three years of the projection period at annual rates of 46% to 569% before decreasing over the remaining years at rates of 3% to 40%, resulting in annual gross profits that ranged from $1.0 million to $10.2 million over the term of the projection.

     Operating profit was assumed to increase in the first three years of the projection from $0.01 million to $5.6 million before decreasing over the remaining years at rates of 3% to 40%, resulting in annual operating profits that ranged from $0.01 million to $5.6 million over the term of the projection.

     The in-process research and development acquired from InfoCellular consisted of the Brookfield and Cohasset technology. These new releases of the Converge software product include new features that will provide for the ability to recognize/accommodate multi-language and multi-currency operations and functionality that extends beyond the basic level of POS functionality. The Company estimated that this project was approximately 80% complete at the date of acquisition. At the date of valuation, the expected cost to complete these projects was approximately $1.1 million. As of December 31, 1998, approximately $0.9 million had been incurred since the date of acquisition. The Company estimates that projects will be completed by the end of the third quarter of 1999. The remaining efforts to complete the project are primarily the construction and testing of the software. The research and development risks associated with these projects primarily relate to delays due to unanticipated architectural constraints and unplanned resource assignment changes to accommodate customer requests.

     There can be no assurance that the Company will not incur additional charges in subsequent periods to reflect costs associated with these transactions or that the Company will be successful in its efforts to integrate and further develop these technologies.

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

  License revenues decreased as a percentage of total revenues to 36.5% in 1997 from 41.7% in 1996, while service revenues increased as a percentage of total revenues to 63.5% from 58.3%. This change in the mix of revenues was primarily due to an increase in the implementation effort and production support required by customers following implementation combined with increased software maintenance and end-user training provided to customers.

  During 1997, o-tel-o, an LHS customer in Europe, accounted for 12% of total revenues while Aerial Communications, an LHS customer in the Americas, and Swiss Telecom, an LHS customer in Europe, accounted for 12% and 10% of total revenues in 1996, respectively.

  Cost of Services. Cost of services increased as a percentage of total revenues to 44.9% in the year ended December 31, 1997 from 33.6% in the year ended December 31, 1996. Costs of services increased 147.7% to $47.3 million in 1997 from $19.1 million in 1996, primarily due to compensation expense associated with increased staffing for new projects in Europe, the Americas and Asia, an increase in the use of outside consultants and systems integrators and the up front costs of training newly hired LHS employees on implementation of the BSCS software product.

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

  Research and Development. Research and development expenses decreased as a percentage of total revenues to 18.7% in the year ended December 31, 1997 from 28.6% in the year ended December 31, 1996. These expenses increased 21.2% to $19.7 million in 1997 from $16.2 million in 1996. This increase was principally due to increases in the number of personnel associated with the development of a new release of BSCS in both the Americas and Europe and the initial design and development of another release of BSCS in the Americas in the latter half of 1997.

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

Liquidity and Capital Resources

Net cash provided by operating activities totaled $22.0 million in 1998 and $12.5 million in 1997 while net cash used by operating activities aggregated $4.8 million in 1996. The net cash used by operating activities in 1996 was primarily the result of the increased use of working capital required to fund the new business opportunities in the Americas and Asia. The increase in cash provided by operations in 1997 and 1998 was primarily the result of increased earnings and decreased use of net working capital.

The Company invested $9.5 million, $5.1 million and $4.2 million in furniture, fixtures and equipment during 1998, 1997 and 1996, respectively. These investments were primarily for computer hardware and software and improvements to new leased office space required to accommodate the growth in the number of employees.

In May 1997, the Company sold 4,865,000 shares of its Common Stock in an Initial Public Offering ("IPO") in which it received approximately $70.6 million, net of $7.2 million in costs of the offering. During 1997 and 1998, the Company also received proceeds from the exercise of employee stock options.

In June 1996, the Company repurchased shares of common stock from one of its stockholders for $10.0 million, of which $4.0 million was paid to the stockholder in 1997, and simultaneously sold an equal number of shares of common stock to other stockholders of the Company for $10.0 million.

The Company has a short-term overdraft facility with a bank which provides for borrowings of up to $2.4 million and bears interest at 7.5% per annum. At December 31, 1998, no borrowings were outstanding under this facility.

At December 31, 1998, the Company did not have any material commitments for capital expenditures. The Company believes that its existing cash balances, available credit facilities, and funds generated by operations, will be sufficient to meet its anticipated working capital and capital expenditure requirements for the foreseeable future.

Year 2000 Issues

Introduction

The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's legacy computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's". These problems may also arise from other sources, such as the use of special codes and conventions in software that make use of the date field. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company may be affected by the Year 2000 issue in two ways: through its software products and its operations.

Given the fact that Company is engaged in the business of software development and because the Company was founded in the early 1990's, after the Year 2000 issue had begun to surface within the computer industry, the Company believes that any Year 2000 issues that arise with its software products are not material. However, the Company believes that the Year 2000 issue could negatively impact the Company's operations as a result of Year 2000 disruptions suffered by the Company's significant suppliers, domestic and international government agencies, and other third parties.

State of Readiness

Based on its ongoing internal assessment of Year 2000 issues, the Company believes that its internal IT systems, non-IT systems, and software currently offered to its customers are Year 2000 compliant. Nevertheless, the Year 2000 issue could negatively affect the demand for the Company's products and the spending habits of our customers. The Company cannot be certain that software licensed by its customers in the past is fully Year 2000 compliant, but the Company is not aware of any material Year 2000 problems with any software licensed to and currently in use by its customers. The Company is addressing such issues with existing customers on a case-by-case basis to ensure that there are no significant Year 2000 issues with earlier versions of the Company's software products. The Company also is upgrading its software products so that current, Year 2000 compliant versions of embedded third party software will be available to its customers. The Company is not aware of any Year 2000 issues with its customers that cannot be remedied or that could have a material adverse impact on the Company's financial condition or results, or overall trends in results, of operations.

Many hardware, operating system and application products developed by third parties interact or operate with the Company's software products. In addition, customers or others may modify our software products after they have been installed. The Company cannot assess the Year 2000 readiness of these hardware and software products, operating systems or modified hardware and software products and operating systems. If these products are not Year 2000 compliant, it could adversely affect the performance and functionality of the Company's applications that work with these products. While the Company would not be responsible for these Year 2000 problems, the Company is unable to assess the effect they may have on the Company's business, financial condition and results of operations.

The Company principally relies on software products to support our internal accounting, payables and invoicing operations. While these software products have been or are in the process of being tested for Year 2000 compliance, the Company also relies on third party systems developed by others for many of the Company's critical internal operations. In addition, the Company's internal operations may also be affected by Year 2000 issues affecting third parties with whom we have relationships, including vendors such as utilities, distributors, banks. A Year 2000 problem affecting our systems or those of third parties that the Company relies upon may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has assembled a Year 2000 taskforce consisting of representatives from our development, information systems, facilities and finance departments to assess the Year 2000 readiness of the Company's internal operations and the readiness of third parties on which the Company relies. The taskforce has identified and assessed the Year 2000 readiness of most of the material information technology and non-information technology systems used internally as part of the Company's operations, but such work is ongoing. The taskforce has tested or will test these systems where feasible and practicable. We expect testing to be complete by mid-1999. The Company believes the taskforce to have appropriate plans in place to achieve timely Year 2000 readiness for the Company's internal systems. However, the Company's ongoing assessment program may in the future reveal Year 2000 issues that are not currently identified or fully understood.

Costs

The Company has not incurred any material costs solely in connection with remedying Year 2000 issues arising in connection with either internal systems or its own software products and does not anticipate incurring any material costs in connection with remedying such Year 2000 issues in the future. Although the Company has not incurred expenses for the purpose of addressing Year 2000 issues in connection with its own software products, the Company has, as part of its ongoing R & D efforts, incurred immaterial costs to ensure that its software products are Year 2000 compliant.

Risks

Although the Company's internal systems and software products are Year 2000 compliant, the Company is vulnerable to the risk that government agencies, significant suppliers and other third parties will not be able to remedy their own year 2000 issues. The Company relies, both domestically and internationally, upon government agencies, utility companies, telecommunication service companies and other service providers outside of the Company's control. There is no assurance that such suppliers, governmental agencies, or other third parties will not suffer a year 2000 business disruption. Such failures could have a material adverse affect on the Company's operations.

The Company currently believes that its most reasonably likely worst case Year 2000 scenario would involve the temporary interruption of electric power, telephone or other utility supplies to our offices or our support operations facilities due to a failure of a utility supplier to be Year 2000 compliant. In addition, despite assurances and testing, it is also possible that our internal systems or those of our customers and suppliers may not be Year 2000 ready.

In addition, "business interruption" litigation may arise out of the Year 2000 issue. The Company is not currently aware of any possible claim against it arising from instances of business interruption. The Company currently believes that its hardware and software products are Year 2000 compliant, but cannot ensure such compliance for software products that were designed exactly to customer specifications to interface with their other internal systems. Consequently, the Company cannot assure that all of these customers are aware of the Year 2000 issue or that they have adopted appropriate corrective solutions, and will therefore not bring Year 2000-related claims against the Company which, with or without merit, could be time consuming and expensive for the Company to defend or resolve.

Based on currently available information, management does not believe that the Year 2000 matters discussed above relating to internal systems and software products sold to customers will have a material adverse impact on the Company's financial condition or overall trends in results of operations; however, it is uncertain to what extent the Company may be affected by such matters. In addition, there can be no assurance that the failure to ensure Year 2000 capability by a supplier, government agency or another third party would not have a material adverse impact on the Company.

Contingency Plans

Through the first half of 1999, the Company intends to develop a contingency plan based on the results of its analysis of the most reasonably likely worst case Year 2000 scenarios. Because the Company believes that its internal systems are Year 2000 compliant, the Company's contingency plan will primarily focus on addressing the possible issues that might arise as a result of Year 2000 business disruptions suffered by third parties. However, due to the general uncertainty inherent in the Year 2000 problem, in the Company's case resulting primarily from the uncertainty of the Year 2000 readiness of third parties, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the company's operations.

Forward-Looking Statements

The foregoing discussion contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The words "may", "would", "could", "will", "expect", "estimate", "anticipate", "believe", "intends", "plans" and similar expressions and variations thereof are intended to identify forward-looking statements. Management cautions that these statements represent projections and estimates of future performance and involve certain risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, without limitation, rapid and significant technological developments that could delay the introduction of improvements in existing products or of new products; any dependencies on any proprietary technologies (which may be independently developed by competitors); dependence on a small number of large customers; potential fluctuation in financial results as a result of an inability to make sales to large customers; competition from existing companies as well as new market entrants; and dependence on key personnel.

                       CONSOLIDATED FINANCIAL STATEMENTS

                         Report of Independent Auditors

The Board of Directors
LHS Group Inc.

We have audited the accompanying consolidated balance sheets of LHS Group Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LHS Group Inc. and Subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        /s/ ERNST & YOUNG LLP

February 12, 1999
Atlanta, Georgia

                                 LHS Group Inc.

                          Consolidated Balance Sheets

                                                                                 December 31
                                                                          1998                1997
                                                                    ----------------------------------
                                                                        (In thousands of U.S. Dollars,
                                                                              except share data)
Assets
Current assets:
 Cash and cash equivalents..........................................      $ 42,084            $ 27,867
 Short-term marketable debt securities..............................        62,218              45,907
 Trade accounts receivable, net of allowance for
   doubtful accounts of $3,316 and $1,236...........................        60,860              37,045
 Prepaid expenses and other current assets..........................         3,976               2,330
                                                                    ----------------------------------
Total current assets................................................       169,138             113,149

Furniture, fixtures and equipment:
 Computer equipment.................................................        10,039               6,720
 Purchased computer software........................................         7,267               1,904
 Furniture and fixtures.............................................         6,861               4,726
 Other..............................................................         2,601               1,924
                                                                    ----------------------------------
                                                                            26,768              15,274
Allowance for depreciation and amortization.........................       (11,179)             (6,404)
                                                                    ----------------------------------
                                                                            15,589               8,870

Deferred income taxes...............................................           914               1,083
Long-term marketable debt securities................................             -               3,653
Intangible assets net of accumulated amortization of $396...........         2,066                   -
Other...............................................................           838                 468
                                                                    ----------------------------------
Total assets........................................................      $188,545            $127,223
                                                                    ==================================

Liabilities and stockholders' equity
Current liabilities:
 Accounts payable...................................................      $  7,523            $  6,747
 Accrued expenses and other liabilities.............................        15,796              14,192
 Deferred revenues..................................................         6,095               4,553
 Income taxes payable...............................................         8,907               5,396
 Deferred income taxes..............................................         4,127               3,055
                                                                    ----------------------------------
Total current liabilities...........................................        42,448              33,943

Other long-term obligations.........................................           239                 731

Stockholders' equity:
 Common stock ($.01 par value) 200,000,000 shares authorized;
  52,625,677 and 50,530,710 shares issued and outstanding...........           526                 505
 Additional paid-in-capital.........................................       110,583              79,445
 Retained earnings..................................................        34,858              17,509
 Accumulated other comprehensive income.............................          (109)             (4,910)
                                                                    ----------------------------------
Total stockholders' equity..........................................       145,858              92,549
                                                                    ----------------------------------
Total liabilities and stockholders' equity..........................      $188,545            $127,223
                                                                    ==================================

See accompanying notes.

                                 LHS Group Inc.

                       Consolidated Statements of Income


                                                                                  Year ended December 31
                                                                        1998                1997               1996
                                                            -----------------------------------------------------------
                                                                  (In thousands of U.S. Dollars, except per share data)
Revenues:
 License....................................................           $ 66,780            $ 38,439             $23,701
 Service....................................................             96,402              66,972              33,163
                                                            -----------------------------------------------------------
Total.......................................................            163,182             105,411              56,864

Cost of services............................................             59,953              47,325              19,107
                                                            -----------------------------------------------------------
Gross margin................................................            103,229              58,086              37,757

Operating expenses:
 Sales and marketing........................................             11,700               8,454               7,653
 Research and development...................................             36,530              19,682              16,236
 General and administrative.................................             16,976              13,510               8,287
 Cost of purchased in-process research and development
  related to computer software technology...................              8,200                   -                   -
                                                            -----------------------------------------------------------
                                                                         73,406              41,646              32,176
                                                            -----------------------------------------------------------

Earnings before interest and taxes..........................             29,823              16,440               5,581
Interest (income) expense, net..............................             (4,557)             (2,238)                 77
                                                            -----------------------------------------------------------
Earnings before income taxes................................             34,380              18,678               5,504

Income taxes................................................             17,031               7,470               2,084
                                                            -----------------------------------------------------------
Net earnings................................................           $ 17,349            $ 11,208             $ 3,420
                                                            ===========================================================

Net earnings per share:
 Basic......................................................           $   0.33            $   0.26             $  0.11
 Diluted....................................................           $   0.32            $   0.23             $  0.09
                                                            ===========================================================

Shares used in per share calculation (Note 2)
 Basic......................................................             51,799              42,906              31,000
                                                            ===========================================================
 Diluted....................................................             54,495              49,164              40,000
                                                            ===========================================================


See accompanying notes.

                                 LHS Group Inc.

                Consolidated Statements of Stockholders' Equity


                                               Series A
                                             Convertible                                                      Accumulated
                                           Preferred Stock   Common Stock   Additional                          Other
                                          ----------------------------------  Paid-in    Retained   Treasury  Comprehensive  Total
                                           Shares   Amount   Shares  Amount   Capital   Earnings     Stock      Income       Equity
                                          -----------------------------------------------------------------------------------------
                                                                  (In thousands of U.S. Dollars, except share data)

Balance December 31, 1995................  225,000   $ 2   31,000,000  $310   $  5,955  $ 2,881       $   -   $   785    $  9,933
 Comprehensive income:
  Net earnings...........................        -     -            -     -          -    3,420           -         -       3,420
  Translation adjustment.................        -     -            -     -          -        -           -    (1,293)     (1,293)
                                                                                                                     ------------
                                                                                                                            2,127
 Repurchase of shares of common stock....        -     -   (3,723,120)    -     (9,963)       -         (37)        -     (10,000)
 Issuance of common stock................        -     -    3,723,120     -      9,963        -          37         -      10,000
 Exercise of stock options...............        -     -      100,000     1        264        -           -         -         265
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1996................  225,000     2   31,100,000   311      6,219    6,301           -      (508)     12,325
 Comprehensive income:
  Net earnings...........................        -     -            -     -          -   11,208           -         -      11,208
  Translation adjustment.................        -     -            -     -          -        -           -    (4,402)     (4,402)
                                                                                                                     ------------
                                                                                                                            6,806
 Issuance of common stock, net of costs
  of issuance............................        -     -    9,730,000    97     70,533        -           -         -      70,630
 Conversion of preferred stock into
  common................................. (225,000)   (2)   9,000,000    90        (88)       -           -         -           -
 Exercise of stock options...............        -     -      700,710     7      1,850        -           -         -       1,857
 Tax benefit relating to stock options...        -     -            -     -        931        -           -         -         931
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1997................        -     -   50,530,710   505     79,445   17,509           -    (4,910)     92,549
 Comprehensive income:
  Net earnings...........................        -     -            -     -          -   17,349           -         -      17,349
  Translation adjustment.................        -     -            -     -          -        -           -     4,801       4,801
                                                                                                                     ------------
                                                                                                                           22,150
 Issuance of common stock in connection
  with business acquisition..............        -     -      117,885     1      7,022        -           -         -       7,023
 Exercise of stock options...............        -     -    1,977,082    20     13,955        -           -         -      13,975
 Tax benefit relating to stock options...        -     -            -     -     10,161        -           -         -      10,161
                                         ----------------------------------------------------------------------------------------
Balance December 31, 1998................        -   $ -   52,625,677  $526   $110,583  $34,858       $   -   $  (109)   $145,858
                                         ========================================================================================

See accompanying notes.

                                LHS Group Inc.

                     Consolidated Statements of Cash Flows

                                                                                Year ended December 31
                                                                     1998                1997                1996
                                                            -----------------------------------------------------------
                                                                           (In thousands of U.S. Dollars)
Operating activities
Net earnings................................................           $ 17,349            $ 11,208            $  3,420
Adjustments to reconcile net earnings to net cash
provided by (used in) operating activities:
  Depreciation and amortization.............................              4,265               2,072               1,474
  Provision for deferred income taxes.......................              1,229               3,754                (492)
  Write-off of in-process research and development related                8,200                   -                   -
   to computer software technology..........................
  Changes in operating assets and liabilities:
   Trade accounts receivable................................            (20,647)            (12,196)            (21,604)
   Amounts due from stockholders............................                  -                   -                 297
   Prepaid expenses and other current assets................               (135)               (245)             (2,141)
   Accounts payable.........................................                189               4,405                  37
   Accrued expenses and other liabilities...................             (1,317)              5,860               6,196
   Deferred revenues........................................              1,323              (4,068)              5,358
   Income taxes payable.....................................             11,548               1,666               2,632
                                                            -----------------------------------------------------------
Net cash provided by (used in) operating activities.........             22,004              12,456              (4,823)

Investing activities
Additions of furniture, fixtures and equipment..............             (9,452)             (5,064)             (4,221)
Purchase of investments.....................................            (13,879)            (49,560)                  -
Acquisition of business, net of cash acquired...............             (2,955)                  -                   -
Other.......................................................               (444)               (240)                264
                                                            -----------------------------------------------------------
Net cash used in investing activities.......................            (26,730)            (54,864)             (3,957)

Financing activities
Proceeds from issuance of common stock......................             13,975              72,487              10,265
Purchase of treasury stock..................................                  -                   -              (6,000)
Proceeds from bank borrowings...............................                  -                   -                 450
Repayment of bank borrowings................................                  -              (1,661)             (1,833)
Repayment to former shareholder.............................                                 (4,000)                  -
Other.......................................................               (612)               (629)                 64
                                                            -----------------------------------------------------------
Net cash provided by financing activities...................             13,363              66,197               2,946

Effect of exchange rate differences on cash.................              5,580                (211)                (77)
                                                            -----------------------------------------------------------
Increase (decrease) in cash and cash equivalents............             14,217              23,578              (5,911)
Cash and cash equivalents at beginning of period............             27,867               4,289              10,200
                                                            -----------------------------------------------------------
Cash and cash equivalents at end of period..................           $ 42,084            $ 27,867            $  4,289
                                                            ===========================================================

Additional cash flow information
Cash paid for interest......................................           $    112            $    148            $    167
                                                            ===========================================================
Cash paid for income taxes..................................           $    698            $  1,386            $    260
                                                            ===========================================================


See accompanying notes.

                                 LHS Group Inc.

                   Notes to Consolidated Financial Statements

                               December 31, 1998


1. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LHS Group Inc. and its wholly-owned subsidiaries ("LHS Group" or the "Company"). Significant intercompany accounts and transactions have been eliminated in preparing the accompanying financial statements.

Business Activity and Basis of Revenue Recognition

The Company provides scaleable client/server-based billing and customer care solutions to carriers in the telecommunications industry. Solutions based on the Company's software products enable carriers to offer flexible, customer-tailored, cost-effective billing and customer care services in the wireless and wireline telecommunications markets. LHS configures its proprietary software tools to give each carrier a flexible and cost-effective billing solution tailored to specific network technology and marketing needs.

The Company derives revenues from license fees and fees for its services. License revenues consist of license fees for the Company's client/server-based software and service revenues consist of fees for implementation and production support services. The typical BSCS license is perpetual and non-refundable by the Company.

The Company's customers often require significant customization of the software products and, therefore, the license and service fees are recognized as long term contracts in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2 "Software Revenue Recognition" For long term contracts, revenue is recognized using the percentage of completion method of accounting based on hours worked on the project compared to the total hours expected to be worked through completion. Revenue related to ongoing production support services following the completion of the initial production launch of the software is recognized as the work is performed. Revenue from maintenance services are recognized ratably over the term of the maintenance contract. Deferred revenue represents cash collections from customers in advance of the performance of the work.

License revenues for one-time licenses without significant customization are recognized upon delivery of the software to the customer unless the Company has significant related obligations remaining or the collectibility of the receivable is doubtful. When significant obligations remain after the software product has been delivered or the collectibility of the receivable is doubtful, revenue is not recognized until such obligations have been completed and the collectibility of the software is no longer doubtful.

Additional license revenues are recognized and realized only when the Company is notified that the number of customer subscribers supported by the software exceeds the number of subscribers for which the customer is currently licensed. Losses on long-term contracts are recognized in the period that the anticipated loss is identified.

                                LHS Group Inc.

1. Significant Accounting Policies (continued)

Business Activity and Basis of Revenue Recognition (continued)

In accordance with the provisions of ARB No. 45, SOP 81 and SOP 97-2 trade accounts receivable includes amounts earned by the Company but not yet billed to the customer as stipulated based on milestones defined in certain contracts. At December 31, 1998 and 1997, trade accounts receivable includes $10,823 and $8,062 of unbilled receivables.

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

The amortized cost of debt securities classified as held-to maturity is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Furniture, Fixtures, And Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives of the assets or the term of the lease on a straight-line basis.

Depreciation and amortization expense for the years ended December 31, 1998, 1997, and 1996 was $4,265, $2,072, and $1,474 respectively.

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

                                LHS Group Inc.

1. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrated credit risks consists primarily of cash and trade receivables. The Company maintains cash and cash equivalents with various financial institutions. The Company policy is designed to limit exposure to any one institution. Due to the size and terms of certain customer contracts and the industry in which the Company competes, trade accounts receivable include amounts due from certain customers that are considered significant in relation to total trade accounts receivable.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The carrying value of bank debt approximates fair value based on quoted market prices for the same or similar issues as well as the current rates offered to the Company. (See Note 3 for fair value disclosures regarding marketable debt securities)

Use of Estimates

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

2. Capitalization

Initial Public Offering

In May, 1997, the Company sold 9,730,000 shares of its Common Stock in an Initial Public Offering ("IPO") in which it received approximately $70,630 in net proceeds. At the completion of the offering, 225,000 shares of the Company's Series A Convertible Preferred Stock were converted into 9,000,000 shares of Common Stock.

Common Stock

Effective May of 1998, the Company amended its certificate of incorporation to increase the authorized Common Stock to 200,000,000 shares, and effected a 2-for-1 Common Stock split. All common share and per common share amounts have been adjusted for all periods to reflect the stock split.

                                LHS Group Inc.

2. Capitalization (continued)

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

At the time of the initial public offering, the holders of Preferred Stock converted each share of Preferred Stock into 40 shares of common stock.

Per Share Data

Earnings per share was computed by dividing net earnings by the weighted average number of shares of Common Stock outstanding. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements. Retroactive effect has been given to share and per share amounts for the stock split as noted above.

In addition, in February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"), which revised the guidance for earnings per share calculations in an IPO. As a result of SAB 98, the Company restated its 1997 and 1996 earnings per share calculation by excluding the effect of cheap stock, which was included in the calculation of weighted shares outstanding for the period prior to the public offering.

Diluted EPS for the years ended December 31, 1998 and 1997 includes the effect of options to purchase 2,639,029 and 2,864,404 shares of common stock and 56,235 and 65,626 shares of restricted common stock respectively. Diluted EPS in 1997 and 1996 also includes the weighted average effect of the conversion of Preferred Stock into Common Stock prior to the IPO. The effect was to increase diluted weighted average shares outstanding by 3,328,768 in 1997 and 9,000,000 in 1996. Options to purchase 627,000 shares of common stock at prices ranging from $51.00 to $66.12 were outstanding during 1998 and options to purchase 1,824,000 shares of common stock at prices ranging from $20 to $30 per share were outstanding during 1997 and options to purchase 5,809,000 shares were outstanding during 1996 at prices ranging from $2.65 to $8.37 per share, but were not included in the computations of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

                                LHS Group Inc.

3. Marketable Debt Securities

The following is a summary of investments in marketable debt securities that the Company has classified as held-to-maturity securities:

                                                                        Gross
                                                   Amortized         Unrealized       Gross Unrealized       Estimated
                                                     Cost               Gains              Losses           Fair Value
                                         -----------------------------------------------------------------------------
December 31, 1998
Obligations of U.S. Government agencies..            $20,739                $28               $ (2)            $20,765
U.S. Corporate Securities................             41,479                 26                (26)             41,479
                                         -----------------------------------------------------------------------------
                                                     $62,218                $54               $(28)            $62,244
                                         =============================================================================

December 31, 1997
Obligations of U.S. Government agencies..            $ 6,720                $ 7               $  -             $ 6,727
U.S. Corporate Securities................             42,840                 79                (28)             42,891
                                         -----------------------------------------------------------------------------
                                                     $49,560                $86               $(28)            $49,618
                                         =============================================================================

The amortized cost and estimated fair value of debt securities held-to-maturity at December 31, 1997, by contractual maturity are shown below. All debt securities held-to-maturity at December 31, 1998 are due in one year or less. Expected maturities will differ from contractual maturities because the issues of the securities may have the right to prepay obligations without prepayment penalties.

                                                  Amortized          Estimated
                                                     Cost            Fair Value
                                         --------------------------------------
December 31, 1997
Due in one year or less..................            $45,907            $45,965
Due after one year through five years....              3,653              3,653
                                         --------------------------------------
                                                     $49,560            $49,618
                                         ======================================

4. Acquisition

In June 1998, the Company acquired the stock of Infocellular, Inc. ("Infocellular") for $8,484, paid by the issuance of 117,885 shares of Common Stock and $1,327 in cash. Infocellular, which operates as a wholly-owned subsidiary of the Company, is engaged in the business of providing point of sale and customer acquisition software and related services to telecommunication service providers. The purchase price was allocated as follows:

Purchased in-process research and development related to              $ 8,200
 computer software technology.............................
Fully developed computer software technology..............                500
Current assets............................................              1,327
Furniture and fixtures....................................                716
Other assets..............................................                127
Other intangible assets...................................                500
Current liabilities.......................................             (4,348)
Goodwill..................................................              1,462
                                                          -------------------
Total purchase price......................................            $ 8,484
                                                          ===================

                                LHS Group Inc.

4. Acquisition (continued)

The acquisition was accounted for as a purchase and the results of Infocellular's operations have been included in the consolidated financial statements of LHS Group Inc. effective June 11, 1998. Goodwill recorded in connection with this acquisition is being amortized over five years.

The valuations of core and developed technologies and in-process research and development were based on the present value of estimated future cash flows over the lesser of: (i) five years or (ii) the period in which the product is expected to be integrated into an existing LHS product. The resulting values were reviewed for reasonableness based on the time and cost spent on the effort, the complexity of the development effort and, in the case of in-process development projects, the stage to which it had progressed. For in-process research and development, the valuation was reduced for the core technology component of such product and the percentage of product development remaining at the acquisition date. The resulting in-process research and development amount of $8,200 is reflected as a charge in the 1998 statement of operations. No income tax benefit was recognized on the write-off of the purchased in-process research and development related to computer software technology because the merger was structured as tax free to the selling shareholders and the write-off of this asset and the amortization of the other intangibles will not be deductible for federal income tax purposes.

The following table summarizes pro forma unaudited results of operations as if the acquisition was concluded on January 1, 1997. The adjustments to the historical data reflects the amortization of goodwill and intangibles. This unaudited pro forma financial information is not necessarily indicative of what the combined operations would have been if LHS had control of Infocellular for the periods presented.

                                                               1998               1997
                                                  --------------------------------------
Revenues..........................................           $164,896           $110,361
Earnings before interest and taxes................             36,296              5,500
Net earnings......................................             24,227              1,016
Earnings Per share:
  Basic...........................................           $   0.47           $   0.02
  Diluted.........................................           $   0.44           $   0.02

5. Debt

The Company had a short-term credit facility with a bank which expired on December 31, 1998 under which it could borrow up to $3,000 at 7.5% per annum. At December 31, 1998, the Company had $2,300 of outstanding letters of credit. Outstanding letters of credit incur a fee of 1.5% of the amount outstanding. No other borrowings were outstanding under the facility at December 31, 1998 or 1997.

                                LHS Group Inc.

6. Leases

LHS Group leases certain of its office buildings from a Company related through common ownership under an operating lease agreement which expires in 2003. The lease agreement requires monthly rental payments of $32 adjusted annually for inflation. Rental expenses under all operating leases totaled $5,720, $3,903, and $1,982 for the years ended December 31, 1998, 1997 and 1996, respectively. Telecommunications equipment in the amount of $598 was acquired under capital lease arrangements. Future minimum lease payments are as follows:

                                                      Capital            Operating
                                                       Leases                           Total
                                          ----------------------------------------------------------
1999......................................               $142             $ 6,774            $ 6,916
2000......................................                142               5,561              5,703
2001......................................                135               4,721              4,856
2002......................................                  -               1,285              1,285
2003......................................                  -                 216                216
                                          ----------------------------------------------------------
Total future minimum lease payments.......                419             $18,557            $18,976
                                                                ====================================
Less amounts representing interest........                (79)
                                          -------------------
Present value of net minimum lease
 payments.................................               $340
                                          ===================

7. Income Taxes

The Company and each of its consolidated subsidiaries file separate tax returns. For financial reporting, the Company and consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

The provision for income taxes consists of the following:

                                                                  Year ended December 31
                                                       1998                1997                1996
                                          -----------------------------------------------------------
Currently payable income taxes:
 U.S. federal.............................            $ 3,061              $  931              $1,143
 Foreign..................................             12,729               3,620               1,433

Deferred income taxes (credit):
 U.S. federal.............................               (360)               (390)               (230)
 Foreign..................................              1,601               3,309                (262)
                                          -----------------------------------------------------------
                                                      $17,031              $7,470              $2,084
                                          ===========================================================

                                LHS Group Inc.

7. Income Taxes (continued)

The net deferred income tax asset (liability) consists of the following:

                                                                  December 31
                                                            1998                1997
                                                   ---------------------------------------

Deferred tax assets:
 Deferred revenue..................................            $     -             $   524
 Research and development tax credit...............                914                 381
 Net operating loss carryforward...................                  -                 165
 Accrued vacation and bonuses......................                916               1,303
 Tax on foreign differences........................                 86                 357
 Warranty expense..................................                322                   -
 Allowance for doubtful accounts...................                419                   -
 Other.............................................                564                   -
 Valuation allowance...............................                  -                   -
                                                   ---------------------------------------
                                                                 3,221               2,730

Deferred tax liabilities:
 Unbilled receivables..............................             (1,075)             (1,598)
 Warranty expenses.................................                  -                (205)
 Depreciation expense..............................                  -                 (54)
 Tax on foreign differences........................             (5,359)             (2,845)
                                                   ---------------------------------------
                                                                (6,434)             (4,702)
                                                   ---------------------------------------
                                                               $(3,213)            $(1,972)
                                                   =======================================

The reconciliation of income tax expense computed using the statutory tax rates in the United States to the income tax expense recognized in the financial statements is as follows:

                                                                          Year ended December 31
                                                                1998               1997               1996
                                                   ---------------------------------------------------------
Tax at statutory rates.............................            $11,689             $6,351             $1,871
Differences resulting from higher tax rates in
 foreign countries.................................              2,564              1,119                213

Non-deductible write off of in-process research
 and development...................................              2,778                  -                  -
                                                   ---------------------------------------------------------
                                                               $17,031             $7,470             $2,084
                                                   =========================================================

During 1998 and 1997, the Company received $66,500 and $10,387 million in tax deductions from the exercise of nonqualified employee stock options of which $10,161 and $931 was realized and recognized as a reduction to taxes currently payable and an increase to equity. At December 31, 1998 and 1997, the Company had tax net operating loss carryovers of $58,908 and $6,486 which is primarily the result of the tax deductions from the exercises of the nonqualified stock options. The benefit of the tax net operating loss carryovers will be credited to additional paid-in-capital when realized.

                                LHS Group Inc.

8. Related Party Transactions

The Company leases office space and housing space for certain of its employees from partnerships consisting in part of one of the Company's directors. During the years ended December, 31, 1998, 1997, and 1996, the Company made lease payments totaling $382, $387, and $437, respectively, to the partnerships. The Company periodically charters the use of an aircraft owned by a director of the Company. During the years ended December 31, 1998 and 1997, the Company paid approximately $103 and $114 for its use of the aircraft.

9. Major Customers

No customer accounted for more than 10% of revenues in 1998 while in 1997, one customer accounted for 12% of revenues and in 1996 two customers accounted for 12% and 10% of revenues.

10. Retirement Plans

The Company maintains the LHS Communications Systems, Inc. 401(k) Plan. Employees age 21 or older are eligible to participate in the quarter following their date of hire and to elect to defer a percentage of his/her salary. The Company has the discretion to make contributions to the 401(k) plans. During 1998 and 1997, the Company made matching contributions to the Plan of $520 and $248, respectively.

11. Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company has a nonqualified Stock Incentive Plan (the "Plan") under which stock options, restricted stock and other stock-based awards may be granted to certain officers, directors, key employees and non-employee directors. Awards may be granted under the Plan for up to 16,000,000 shares of common stock. All options are exercisable over a five year period with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratable over 48 months. The terms of the options are 10 years from the date of the grant at which time all unexercised options expire and are again available for future grant.

Pro forma information regarding net earnings and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for options granted in 1996 was estimated at the date of grant using a minimum value option pricing model with the following assumptions: risk-free interest rates of 6.3%; no anticipated dividends; and a weighted-average expected life of the option of seven years. In 1997, the fair value for options granted was estimated at the date of grant using the Black Scholes option pricing models with the following assumptions: volatility of .904; average risk-free interest rate of 6.2%; no anticipated dividends; and a weighted-average expected life of the option of five years. In 1998, the fair value for options granted was estimated at the date of grant using the Black Scholes option pricing models with the following assumptions: volatility of .800; average risk-free interest rate of 5.44%; no anticipated dividends; and a weighted-average expected life of the option of five years.

                                LHS Group Inc.

11. Stock Option Plan (continued)

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average grant date fair value of options granted during the year 1996 using the minimum value option pricing model was $1.79. The weighted average grant date fair value of options granted during 1997 and 1998 using the Black-Scholes option pricing model was $30.76 and $28.29, respectively.

For purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period as follows:

                                               1998               1997               1996
                                 ---------------------------------------------------------
Pro forma net earnings...........             $6,961             $8,966             $3,078

Basic earnings per share.........             $ 0.13             $ 0.21             $ 0.10
Diluted earnings per share.......             $ 0.13             $ 0.18             $ 0.08

A summary of the Company's stock option activity, and related follows:

                                                                                 Weighted
                                                            Number of         Average Price
                                                           Shares Issued         per Share
                                                   -----------------------------------------
Outstanding as of January 1, 1996..................                  -           $       -
 Granted...........................................          5,909,000                2.70
 Exercised.........................................           (100,000)               2.65
                                                   ---------------------------------------
Outstanding as of December 31, 1996................          5,809,000                2.70
 Granted...........................................          2,173,000               21.19
 Exercised.........................................           (700,710)               2.65
 Cancelled.........................................           (636,626)               3.13
                                                   ---------------------------------------
Outstanding as of December 31, 1997................          6,644,664                8.70
 Granted...........................................          2,346,500               41.74
 Exercised.........................................         (1,977,082)               7.07
 Cancelled.........................................           (611,695)               8.86
                                                   ---------------------------------------
Outstanding as of December 31, 1998................          6,402,387              $21.19
                                                   =======================================
Exercisable as of December 31, 1998................            759,388              $ 5.76
                                                   =======================================
Exercisable as of December 31, 1997................            899,332              $ 2.72
                                                   =======================================

                                LHS Group Inc.

11. Stock Option Plan (continued)

Information regarding stock options outstanding as of December 31, 1998 is as follows:

                           Options Outstanding                                            Options Exercisable
--------------------------------------------------------------------------      --------------------------------------
                                      Weighted Average
    Range of            Number            Remaining      Weighted-Average              Number       Weighted-Average
 Exercise Prices      Outstanding     Contractual Life    Exercise Price             Exercisable      Exercise Price
--------------------------------------------------------------------------      --------------------------------------

     $  2.65           2,553,250            7.8               $ 2.65                   634,981             $ 2.65
  $8.00 - 8.38           144,775            8.2                 8.17                    12,699               8.18
  $12.50  15.00           71,094            8.5                14.26                     7,343              15.00
  $21.91  30.19        1,514,789            8.8                24.12                   103,628              23.65
  $34.88  51.31        1,701,479            9.2                39.11                       737              35.03
  $54.12  66.12          417,000            9.5                58.99
--------------------------------------------------------------------------      --------------------------------------
  $2.65 - 66.12        6,402,387            8.5               $21.19                   759,388             $ 5.76
==========================================================================      ======================================

12. Segment Information

In accordance with the requirements of SFAS 131, the following disclosure represents the information used by management when evaluating the operating performance of its operating segments. The information reviewed by management includes the operating revenue from external customers and identifiable assets for the Company's three geographic areas, the Americas, Europe and Asia-Pacific:

                                                      1998               1997               1996
                                          ---------------------------------------------------------
Revenues:
 Americas.................................           $ 66,742           $ 44,569            $18,115
 Europe...................................             78,516             48,612             32,495
 Asia-Pacific.............................             17,924             12,230              6,254
                                          ---------------------------------------------------------
Total in financial statements.............           $163,182           $105,411            $56,864
                                          =========================================================

                                                         December 31,
                                                     1998            1997
                                                     ----            ----
Long-lived assets:
 Americas                                          $11,223         $ 3,496
 Europe                                              6,589           5,212
 Asia                                                  681             630
                                                   -------         -------
                                                     7,270           5,842
                                                   -------         -------
Total                                              $18,493         $ 9,330
                                                   =======         =======

                                LHS Group Inc.

13. Impact of Recently Issued Accounting Standards

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). The Company reported comprehensive income in its statement of stockholders' equity. The adoption of SFAS 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted SFAS 131 in 1998, and the effect of the adoption was not material to the consolidated financial statements. (see Note 12).

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of the year 2000. The Company has not used derivative instruments and believes the impact of adoption of this statement will not have significant effect on the financial statements.

The American Institute of Certified Public Accountants issued SOP 97-2, SOP 98-4 and SOP 98-9 to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted this guidance during 1997. Such adoption had no effect on the Company's methods of recognizing revenue.

14. Unaudited Quarterly Information

                                                                          Quarter ended
                                         -----------------------------------------------------------------------------
                                              March 31, 1998      June 30, 1998      Sept. 30, 1998      Dec. 31, 1998
                                         -----------------------------------------------------------------------------
Revenues.................................            $33,165            $37,779             $43,904            $48,334
Gross margin.............................             20,279             23,358              27,949             31,643
Net earnings (loss)......................              4,463             (2,105)              7,034              7,957
Net earnings (loss) per share
   Basic.................................            $  0.09            $ (0.04)            $  0.13            $  0.15
   Diluted...............................            $  0.08            $ (0.04)            $  0.13            $  0.15
                                         -----------------------------------------------------------------------------

                                                                          Quarter ended
                                         -----------------------------------------------------------------------------
                                              March 31, 1997      June 30, 1997      Sept. 30, 1997      Dec. 31, 1997
                                         -----------------------------------------------------------------------------

Revenues.................................            $20,886            $23,312             $28,886            $32,327
Gross margin.............................             11,342             13,294              15,907             17,543
Net earnings.............................              1,152              2,041               3,734              4,281
Net earnings per share
   Basic.................................            $  0.03            $  0.05             $  0.08            $  0.09
   Diluted...............................            $  0.03            $  0.04             $  0.07            $  0.08


                                     F-17